                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                 Under the Securities and Exchange Act of 1934
                             (Amendment No. ____)*

                        Gibraltar Packaging Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                 374-758-10-0
        _______________________________________________________________
                                (CUSIP Number)

 Chistopher J. Hubbert, Kohrman & Krantz P.L.I., 1375 East 9th St., Cleveland,
                             0114414,216-736-7215
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 12, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP NO. 374-758-10-0

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard D. Hinrichs
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [_]
                                                                      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            264,092(1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             264,092(1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      264,092(1)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

(1) Includes 23,000 shares issuable upon the exercise of outstanding stock options that are presently exercisable.


                               Page 2 of 6 Pages

CUSIP No. 374-758-10-0

     This original Schedule 13D Statement is filed on behalf of Richard D. Hinrichs, an individual, for the purpose of reporting certain acquisitions by Mr. Hinrichs of shares of common stock, $0.01 par value per share, of Gibraltar Packaging Group, Inc., a Delaware corporation (the "Shares").

Item 1.   Security and Issuer.
          -------------------

     This Schedule 13D Statement relates to the shares of common stock, par value $0.01 per share, of Gibraltar Packaging Group, Inc., a Delaware corporation that has its principal executive offices at 2000 Summit Avenue, Hastings, Nebraska 68901 ("Gibraltar").


Item 2.   Identity and Background.
          -----------------------

     (a) The person filing this Schedule 13D Statement is Richard D. Hinrichs, President, Chief Operating Officer and a director nominee of Gibraltar.

     (b) The business address of Mr. Hinrichs is 2000 Summit Avenue, Hastings, Nebraska 68901.

     (c) The principal occupation of Mr. Hinrichs is President and Chief Operating Officer of Gibraltar.

     (d)  Negative with respect to Mr. Hinrichs.

     (e)  Negative with respect to Mr. Hinrichs.

     (f)  Mr. Hinrichs is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The Shares reported herein as having been acquired by the Mr. Hinrichs were acquired for the aggregate purchase price of approximately $50,040. Mr. Hinrich purchased such Shares with his personal funds.


Item 4.   Purpose of Transaction.
          ----------------------

     Mr. Hinrichs acquired the Shares for the purpose of investments. Mr. Hinrichs reserves the right to dispose of or acquire additional Shares from time to time.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and, Mr. Hinrichs presently has no plans or proposals that relate to or would result in any of the following (except as such transactions and affairs may be considered by Mr. Hinrichs in his capacity as President and Chief Operating Officer of Gibraltar):

                               Page 3 of 6 Pages

CUSIP No. 374-758-10-0

          (i) a merger, consolidation or other business combination involving Gibraltar or the reorganization or liquidation of Gibraltar;

          (ii) the sale or disposition of a material amount of assets of Gibraltar;

          (iii) a change in the present board of directors or management of Gibraltar;

          (iv) a material change in the present capitalization or dividend policy of Gibraltar;

          (v) a material change in the business or corporate structure of Gibraltar;

          (vi) a change to the charter, bylaws or other similar instruments of Gibraltar, or the impediment of the acquisition of control of Gibraltar by any person;

          (vii) the cessation of authorization to be quoted in an inter-dealer quotation system of a registered national securities association;

          (viii) a class of equity securities of Gibraltar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and

          (ix)   any action similar to any of those enumerated in (i) through
(viii) above.

     Mr. Hinrichs reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, Mr. Hinrichs may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) According to the most recently available filing with the Securities and Exchange Commission by Gibraltar, there are 5,041,544 Shares outstanding (the "Outstanding Shares"). Mr. Hinrichs is the beneficial owner of 264,092 Shares, which includes options to purchase 23,000 shares granted under Gibraltar's 1992 Incentive Stock Option Plan (a copy of which is included as
Exhibit 10.5 to Gibraltar's Annual Report on Form 10-K for the year ended July 2, 1994) that are presently exercisable, or approximately 5.2% of the Outstanding Shares.

     (b) Mr. Hinrichs has the sole power to vote or to direct the voting of, and has the sole power to dispose or to direct the disposition of, the Shares owned by him.

     (c) During the past 60 days, Mr. Hinrichs purchased the following Shares in open market transactions:

                               Page 4 of 6 Pages
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CUSIP No. 374-758-10-0

           Date the Shares   Number    Purchase Price Per Share
           Were Purchased  of Shares   (Excluding Commissions)
           --------------  ---------   ------------------------

              3/17/00         6,500                  $0.94
              3/20/00         5,000                  $0.94
              3/23/00         2,000                  $0.94
              3/24/00         2,500                  $0.94
              3/30/00        25,000                  $1.00
              4/12/00        10,000                  $1.00


     (d)  Not Applicable.

     (e)  Not Applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Not applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.


                               Page 5 of 6 Pages
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CUSIP No. 374-758-10-0

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 18, 2000         /s/ Richard D. Hinrichs
                               --------------------------------------------
                                Richard D. Hinrichs



                               Page 6 of 6 Pages